SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Bradley Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Bradley Pharmaceuticals, Inc.
(Name of Filing Person (Offeror))

Options to Acquire Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

Common Stock: 104576103
(CUSIP Number of Class of Securities)

Daniel Glassman
President and Chief Executive Officer
Bradley Pharmaceuticals, Inc.
383 Route 46 West
Fairfield, New Jersey 07004
(973) 882-1505
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James R. Tanenbaum, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
(212) 468-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,647,900	$262.00

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that options to acquire an aggregate of 1,204,205 shares of common stock are purchased at the purchase price applicable to each option. This offer relates to 1,023,645 options with exercise prices below $20.00 ranging from $1.125 to $19.45, for which we will pay the difference between $20.00 and the exercise price, and 180,600 options at exercise prices greater than $20.00, for which we will pay $0.35 per option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the transaction valuation.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.

|X|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   |_|

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and address. The name of the issuer is Bradley Pharmaceuticals, Inc. The address of Bradley’s principal executive office is 383 Route 46 West, Fairfield, New Jersey 07004. Bradley’s telephone number is (973) 882-1505.

(b)	Securities. The information set forth in the Offer to Purchase under “The Offer - Source and Amount of Funds” is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under “The Offer - Market and Trading Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Bradley is the filing person. Bradley’s business address and business telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

The following persons are the executive officers, directors and/or controlling persons of Bradley:

Name	Position

Seth W. Hamot	Non-executive Chairman of the Board

Daniel Glassman	President and Chief Executive Officer

Andre Fedida, M.D.	Director

Michael Fedida, R.Ph.	Director and Chairman of the Compensation Committee

Steven Kriegsman	Director

Douglas E. Linton	Director and Chairman of the Nominating and Corporate Governance Committee

William J. Murphy	Director and Chairman of the Audit Committee

Bradley Glassman	Sr. Vice President, Sales and Marketing

Alan Goldstein	Vice President, Corporate Development, and Secretary

Ralph Landau, Ph.D.	Vice President, Chief Scientific Officer

R. Brent Lenczycki	Vice President, Chief Financial Officer, and Treasurer

The business address and telephone number of each of the above executive officers and directors is c/o Bradley Pharmaceuticals, Inc, 383 Route 46 West, Fairfield, New Jersey 07004, and (973) 882-1505.

Item 4. Terms of the Transaction.

(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:
  Summary Term Sheet
  Questions and Answers about the Offer
  Significant Consequences to Non-Tendering Option Holders
  The Offer
  The Merger
(b)	Purchases. The information set forth in the Offer to Purchase under “The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Purchase under “The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “The Offer — Purpose of the Tender Offer” and “Significant Consequences To Non-Tendering Option Holders” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase under “The Offer — Purpose of the Tender Offer” is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Purchase under “The Offer - Purpose of the Tender Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds and Other Consideration.

The information set forth in the Offer to Purchase under “The Offer — Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Offer to Purchase under “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference.

(b)	Securities Transactions. Not applicable.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the Offer to Purchase under “The Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under “The Offer - Legal Matters; Regulatory Approvals” and “The Merger - Conditions to Completion of the Merger” is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Purchase under “Significant Consequences To Non-Tendering Option Holders” is incorporated herein by reference.

Item 12. Exhibits

(a)(1)	Offer to Purchase, dated January 17, 2008

(a)(2)	Election to Tender Form

(a)(3)	Cover Letter to the Offer to Purchase

(a)(4)	Form of Withdrawal

(a)(5)	Definitive Proxy Statement, dated January 17, 2008; incorporated by reference to the Schedule 14A filed by Bradley Pharmaceuticals, Inc. on January 17, 2008

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRADLEY PHARMACEUTICALS, INC.

By: /s/ Daniel Glassman Name: Daniel Glassman Title: President and Chief Executive Officer

Dated: January 17, 2008

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated January 17, 2008

(a)(2)	Election to Tender Form

(a)(3)	Cover Letter to the Offer to Purchase

(a)(4)	Form of Withdrawal

(a)(5)	Definitive Proxy Statement, dated January 17, 2008; incorporated by reference to the Schedule 14A filed by Bradley Pharmaceuticals, Inc. on January 17, 2008